



STATE OF CALIFORNIA
Office of the Secretary of State
ARTICLES OF INCORPORATION
CA GENERAL STOCK CORPORATION
California Secretary of State
1500 11th Street
Sacramento, California 95814
(916) 653-3516

For Office Use Only

-FILED-

File No.: 5732258

Date Filed: 5/27/2023

B1797-1522 05/27/2023 8:23 AM Received by California Secretary of State

Corporation Name	
Corporation Name	The GreenRidge Phoenix Project

Initial Street Address of Principal Office of Corporation	
Principal Address	2219 MAIN STREET SUITE 389 SANTA MONICA, CA 90405

Initial Mailing Address of Corporation	
Mailing Address	1931 NORTH EAST 23RD OKLAHOMA CITY, OK 73111
Attention	BERNARD ALLEN BEY

Directors

Director Name	Director Address
BERNARD ALLEN-BEY	1931 N.E. 23RD STREET OKLAHOMA CITY, OK 73111

Agent for Service of Process	
Agent Name	BERNARD ALLEN-BEY
Agent Address	2219 MAIN STREET SUITE 389 SANTA MONICA, CA 90405

Shares

The total number of shares the corporation is authorized to issue is: 500,000,000

Does the corporation have more than one class or series of shares? No

Purpose Statement

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

Additional information and signatures set forth on attached pages, if any, are incorporated herein by reference and made part of this filing.

Electronic Signature

☒ I declare that I am the person who executed this instrument, which execution is my act and deed.

BERNARD ALLEY-BEY   *05/27/2023*

Director Signature   Date